Exhibit 99.1

Foresight Announces Fourth Quarter and Full Year 2022 Financial Results

“Our focus in 2022 was on early adopters and commercialization, leading to 3 commercial agreements with industry leaders. We intend to continue this trend going forward in 2023 and start realizing our advanced technology to revenues”

NESS ZIONA, Israel — March 30, 2023 — Foresight Autonomous Holdings Ltd., an innovator in automotive vision systems (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), today reported financial results for the fourth quarter and full year 2022. Foresight ended the full year of 2022 with revenues of $550,000 and with $26.5 million in cash, cash equivalent, restricted cash and short-term deposits.

The Company reported a U.S. generally accepted accounting principles (GAAP) operating loss of $17.5 million which is approximately a 10% increase from the GAAP operating loss of $15.9 million reported for the full year 2021. Foresight reported a GAAP net loss of $3.8 million for the fourth quarter 2022, compared to a GAAP net loss of $3.7 million for the fourth quarter 2021, and a non-GAAP net loss of $3.4 million for the fourth quarter 2022, compared to a non-GAAP loss of $3.3 million for the fourth quarter 2021.

Fourth Quarter Corporate Highlights:

●	Foresight Signs Commercial Agreement with SUNWAY-AI for up to $51 million: In November, Foresight announced the signing of a joint development and supply agreement with SUNWAY-AI Technology Co., Ltd., a global Chinese manufacturer of components for autonomous and unmanned intelligent vehicles. The deal may yield up to $51 million in revenue over the contractual period of four years, depending on demand from SUNWAY-AI. According to the agreement, the companies will establish a joint program for the development and supply of obstacle detection systems and cloud gateway for driverless vehicles, advanced driver assistance systems (ADAS), and airport ground support vehicles. SUNWAY-AI will commercialize the ADAS systems to customers and third parties in mainland China, Hong Kong, Taiwan, and Macao.

●	Eye-Net Showcases Advanced Solution to Leading OEMs and Tier One Suppliers in Japan: Eye-Net Mobile, a wholly owned subsidiary of Foresight, successfully completed a technological roadshow of its Eye-Net™ Protect solution in Japan in November. The roadshow included technological demonstrations for 20 automotive-related companies, including five leading Japanese original equipment manufacturers, Tier One, and Tier Two suppliers, as well as 11 dashboard camera companies. The successful demonstrations generated significant interest among the attending companies, which may lead to further technological evaluations.

●	Foresight Hosts Virtual Investor Webinar on Moving to Commercialization in Automotive Technology: In December, Foresight presented the Company’s progress in developing and distributing new technologies for the automotive industry in a virtual investor webinar. The webinar provided an overview on the Company’s progress in different regional markets, as well as information regarding existing relationships with customers including Hitachi Astemo Americas and SUNWAY-AI.

“Foresight gained significant momentum during the fourth quarter of 2022 with the announcement of our commercial agreement with SUNWAY-AI, a leading Chinese manufacturer of components for autonomous and unmanned intelligent vehicles,” said Haim Siboni, CEO of Foresight. “This agreement is an important step forward for our operations in China, and it validates our long-term strategy of establishing deep working relationships with partners in various geographies including China, Japan, Europe and North America. As more technology providers and Tier One manufacturers test and evaluate our innovative solutions, we are excited about the potential that these evaluations may convert into long-term commercial agreements.

As the electric vehicle (EV) market reaches a crucial tipping point, safety and reliability must be addressed to ensure widespread adoption. Foresight’s quad-camera vision system is a vital solution to support safe and reliable operations of autonomous and semi-autonomous vehicles in any lighting or weather conditions. In addition, Foresight’s Mono2Stereo™ software-based solution creates a 3D perception stereo vision thus amplifying the performance of existing ADAS sensors and resulting in better distance accuracy and more robust active safety features. Through our continued research and development (R&D), technological demonstrations, and commercial relationships, we intend to capitalize on this market opportunity and establish Foresight as an essential supplier for the global automotive industry,” concluded Siboni.

Fourth Quarter 2022 Financial Results

●	Revenues for the fourth quarter of 2022 increased by 23.8% to $99,000, compared to $80,000 for the fourth quarter of 2021. The revenues were generated primarily from the successful completion of a proof of concept (POC) project with a leading American EV manufacturer in the amount of $70,000, and from the successful completion of a POC project with a leading global tractor manufacturer in the amount of $15,000.

●	R&D expenses, net for the fourth quarter of 2022 were $3,035,000, compared to $2,647,000 for the fourth quarter of 2021. The increase is attributed mainly to an increase in payroll and related expenses and offset by participation in R&D expenses from the European Horizon 2020 program.

●	General and administrative (G&A) expenses for the fourth quarter of 2022 were $1,087,000, compared to $987,000 in the fourth quarter of 2021. The increase is attributed primarily to an increase in payroll and related expenses and in professional services.

●	Finance income, net for the fourth quarter of 2022 was $718,000, compared to $390,000 in the fourth quarter of 2021. Finance income, net for the fourth quarter of 2022 consisted of the revaluation of the Company’s investment in Rail Vision Ltd. to its fair value in the amount of $1,267,000 and interest income in the amount of $387,000, offset by exchange rate differences in the amount of $912,000, and other finance expenses in the amount of $24,000.

●	GAAP net loss for the fourth quarter of 2022 was $3,820,000, or $0.012 per ordinary share, compared to a GAAP net loss of $3,726,000, or $0.012 per ordinary share, in the fourth quarter of 2021.

●	Non-GAAP net loss for the fourth quarter of 2022 was $3,377,000, or $0.01 per ordinary share, compared to a non-GAAP net loss of $3,304,000 in the fourth quarter of 2021, or $0.01 per ordinary share. A reconciliation between GAAP net loss and non-GAAP net loss is provided following the financial statements that are part of this release. Non-GAAP results exclude the effect of share-based compensation expenses.

Full Year 2022 Financial Results

●	Revenues for the full year ended December 31, 2022, increased by 358% to $550,000, compared to $120,000 for the full year ended December 31, 2021. The revenues were generated primarily from the successful execution of several projects including: the customization project with Elbit Systems Ltd. (Nasdaq: ELBT) in the amount of $220,000, the POC project with Hitachi Astemo in the amount of $150,000, the POC project with ZF North America in the amount of $90,000, the POC project with a leading American EV manufacturer in the amount of $70,000, and the POC project with a leading global tractor manufacturer in the amount of $15,000.

●	R&D expenses, net for the full year ended December 31, 2022, were $11,534,000, compared to $10,170,000 in 2021. The increase is attributed mainly to an increase in payroll and related expenses and to rent and office expenses.

●	Sales and marketing expenses for the full year ended December 31, 2022, were $2,230,000, compared to $1,848,000 in 2021. The increase is attributed mainly to an increase in exhibitions, conventions and travel expenses.

●	G&A expenses for the full year ended December 31, 2022 were $3,989,000, compared to $3,980,000 in 2021.

●	Finance expenses, net for the full year ended December 31, 2022 were $4,221,000, compared to finance income, net of $909,000 in 2021. Finance expenses, net for the year ended December 31, 2022, consisted of the revaluation of the Company’s investment in Rail Vision Ltd. to its fair value in the amount of $2,208,000, and exchange rate differences in the amount of $2,194,000, offset by interest income in the amount of $189,000.

●	GAAP net loss for the full year ended December 31, 2022, was $21,676,000, or $0.067 per ordinary share, compared to a GAAP net loss of $15,036,000 in the full year ended December 31, 2021, or $0.047 per ordinary share.

●	Non-GAAP net loss for the full year ended December 31, 2022, was $19,850,000, or $0.061 per ordinary share, compared to a non-GAAP net loss of $12,572,000 in the full year ended December 31, 2021, or $0.039 per ordinary share.

Balance Sheet Highlights

●	Cash, restricted cash, and short-term deposits totaled $26.5 million as of December 31, 2022, compared to $45.7 million as of December 31, 2021.

●	GAAP total equity totaled $28.8 million as of December 31, 2022, compared to $48.6 million as of December 31, 2021. The decrease is attributed mainly to the net loss for the period.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), the Company’s earnings release contains non-GAAP financial measures of net loss for the period that exclude the effect of stock-based compensation expenses. The Company’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the company’s ongoing operations. Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The non-GAAP financial measures disclosed by the Company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and non-GAAP measures are provided later in this press release.

About Foresight

Foresight Automotive Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” cellular-based applications.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles, and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses that its agreement with SUNWAY-AI is an important step forward for its operations in China, and it validates its long-term strategy of establishing deep working relationships with partners in various geographies, the potential for more long-term commercial agreements resulting from technology providers and Tier One manufacturers testing and evaluating its innovative solutions, the benefits of its technology, that through its R&D, technological demonstrations, and commercial relationships, it intends to capitalize on this market opportunity and establish itself as an essential supplier for the global automotive industry, the potential revenue that may be derived from the SUNWAY-AI agreement and that SUNWAY-AI will commercialize the ADAS systems to customers and third parties in mainland China, Hong Kong, Taiwan, and Macao and that the roadshow of its Eye-Net™ Protect solution in Japan generated significant interest among the attending companies, which may lead to further technological evaluations. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	As of December 31, 2022	As of December 31, 2021
ASSETS

Current assets:
Cash and cash equivalents	$19,173	$28,073
Restricted cash	102	115
Short term deposits	7,216	17,513
Marketable equity securities	2	12
Other receivables	842	660
Total current assets	27,335	46,373

Non-current assets:
ROU asset	2,156	2,594
Investment in equity securities	2,804	4,011
Fixed assets, net	598	503
	5,558	7,108

Total assets	$32,893	$53,481

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$315	$253
Operating lease liability	527	587
Other accounts payables	1,792	1,865
Total current liabilities	2,634	2,705

Non-current liabilities:
Operating lease liability	1,476	2,143

Total liabilities	4,110	4,848

Shareholders’ equity:

Ordinary shares of NIS 0 par value;	-	-
Additional paid-in capital	129,810	128,209
Accumulated deficit	(101,480)	(79,804)
Total Foresight Autonomous Holdings LTD. shareholders’ equity	28,330	48,405
Non-Controlling Interest	453	228
Total equity	28,783	48,633

Total liabilities and shareholders’ equity	$32,893	$53,481

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2022	2021	2022	2021
Revenues	550	120	99	80

Cost of revenues	252	67	44	32

Gross profit	298	53	55	48

Research and development expenses, net	(11,534)	(10,170)	(3,035)	(2,647)

Sales and marketing expenses	(2,230)	(1,848)	(471)	(530)

General and administrative	(3,989)	(3,980)	(1,087)	(987)

Operating loss	(17,455)	(15,945)	(4,538)	(4,116)

Financing income (expenses), net	(4,221)	909	718	390

Net loss	(21,676)	(15,036)	(3,820)	(3,726)

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2022	2021	2022	2021

Net cash used in operating activities
Loss for the Period	(21,676)	(15,036)	(3,820)	(3,726)

Adjustments to reconcile loss to net cash used in operating activities:	4,619	2,911	(134)	409

Net cash used in operating activities	(17,057)	(12,125)	(3,954)	(3,317)

Cash Flows from Investing Activities
Changes in short term deposits	10,297	(12,347)	10,527	(789)
Investment in SAFE	(286)	-	-	-
Investment in equity securities	(715)	-	-	-
Purchase of fixed assets	(313)	(235)	(31)	(118)

Net cash provided by (used in) investing activities	8,983	(12,582)	10,496	(907)

Cash flows from Financing Activities:
Issuance of ordinary shares, net of issuance expenses	-	13,508	-	-
Proceeds from exercise of warrants	-	595	-	-
Proceeds from exercise of options	-	57	-	-

Net cash provided by financing activities	-	14,160	-	-

Effect of exchange rate changes on cash and cash equivalents	(839)	(37)	197	84

Increase (decrease) in cash and cash equivalents and Restricted cash	(8,913)	(10,584)	6,739	(4,140)
Cash and cash equivalents and Restricted cash at the beginning of the period	28,188	38,772	12,536	32,328

Cash and cash equivalents and Restricted cash at the end of the period	19,275	28,188	19,275	28,188

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

Adjustments to reconcile loss to net cash used in operating activities:	Year ended December 31,		Three months ended December 31,
	2022	2021	2022	2021
Share-based payment	1,826	2,464	443	422
Depreciation	218	159	57	41
Revaluation of marketable equity securities	2,217	30	(1,268)	5
Exchange rate changes on cash and cash equivalents	839	37	(197)	(84)
Changes in assets and liabilities:
Decrease (increase) in other receivables	(182)	(259)	158	15
Increase (decrease) in trade payables	62	(138)	87	(25)
Change in operating lease liability	(289)	(33)	23	74
Increase (decrease) in other accounts payable	(72)	651	563	(39)

Adjustments to reconcile loss to net cash used in operating activities	4,619	2,911	(134)	409

Supplemental cash flow information related to operating leases was as follows:

	Year ended		Three months ended
	December 31,		December 31,
	2022	2021	2022	2021

Cash payments for operating leases	550	460	139	126
New operating lease assets obtained in exchange for operating lease liabilities	-	1,824	-	814

SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP RESULTS

(Unaudited) U.S. dollars in thousands)

	Year ended December 31		Three months ended December 31,
	2022	2021	2022	2021
GAAP operating loss	(17,455)	(15,945)	(4,538)	(4,116)
Share-based compensation in cost of services	25	5	8	5
Share-based compensation in research and development	929	1,161	233	244
Share-based compensation in sales and marketing	196	169	33	24
Share-based compensation in general and administrative	676	1,129	169	149
Non-GAAP operating loss	(15,629)	(13,481)	(4,095)	(3,694)

GAAP net loss	(21,676)	(15,036)	(3,820)	(3,726)
Share-based compensation expenses	1,826	2,464	443	422
Non-GAAP net loss	(19,850)	(12,572)	(3,377)	(3,304)